

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 20, 2018

Via E-mail
Chunxia Jiang
Chief Executive Officer, President,
Secretary, Treasurer, and Chief Financial Officer
Allyme Holding, Inc.
506 Enterprise Ave
Kitimat, BC, Canada,V8C 2E2

> **Re: Allyme Holding, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 27, 2018**
> **File No. 333-227025**

Dear Ms. Jiang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your assets appear to consist primarily of cash, and your operations appear to have been nominal since your most recent change of control in May 2018. We further note your disclosure regarding the agreements to provide advisory services into which you have entered and that you expect to generate revenues from fees derived from these contracts; however, your disclosure indicates that you have generated no revenues to date. As such, it appears that you may be a shell company pursuant to Rule 405 of the Securities Act. Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or advise. Discuss the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact of the unavailability of Rule 144 on your ability to attract additional capital.

Plan of Distribution

Resales of the Securities under State Securities Laws, page 7

2.   We note your disclosure in this section stating that "[r]esales of the Shares in the secondary market will be made pursuant to Section 4(a)(1) of the Securities Act . . . ." We further note your disclosure elsewhere that the selling shareholders are deemed to be statutory underwriters. Please revise your disclosure in this section to clarify that you are referring to resales following the resales registered on this registration statement.

The Business

Plan of Operations, page 12

3.   We note your disclosure that you plan to generate revenue from commission on sales and commission on financing, in addition to fees for financial and marketing consultancy services and monthly subscriptions for ongoing services. We further note your description of the company elsewhere, including on page 1, as a "marketing and management consulting company that provides advisory services." Please revise to describe in more detail how you expect to generate revenue from commissions on sales and financing. Additionally, we note your disclosure in this section that you plan to acquire, merge, and provide financial assistance to small and medium sized enterprises. Please revise to describe in more detail the types of companies you expect to acquire and merge and the types of financial assistance you expect to provide. Refer to Item 101(h) of Regulation S-K.

The Market – Management Consulting Industry, page 12

4.   We note your description of the market for investment management services. Please clarify whether you expect to provide investment management services. We may have further comment.

Marketing Strategy, page 13

5.   We note your disclosure that you plan to "provide for the distributions of products through major online marketplaces, such as Amazon and eBay." Please revise to provide more detail regarding the distribution services and products you expect to provide. Refer to Item 101(h) of Regulation S-K.

The Company

Relationship with Tiber Creek Corporation, page 15

6.	We note your disclosure regarding your relationship with Tiber Creek Corporation. Please revise to clarify whether Tiber Creek Corporation provided any services to you and whether it continues to provide services to you, including describing such services. In addition, please disclose whether Tiber Creek Corporation was paid for those services and whether you have any continuing obligation or liability for those services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 19

7.	We note your disclosure on this page that you have sold a total of 731,667 shares to date for total gross proceeds of $225,500. We further note your disclosure in this section that "[m]anagement anticipates a total capital raise between $30M USD over the course of the following four consecutive quarters . . . ." Please describe the expected source(s) of this anticipated capital raise.

Certain Relationships and Related Transactions, page 24

8.	We note your disclosure regarding the amounts due to related parties. Please revise to clarify the amounts that are due to Zilin Wang and Chunyu Jiang, respectively. Refer to Item 404(d) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-1

9.	Please revise your disclosure to identify the exemption from registration claimed for each transaction described in this section. Refer to Item 701(d) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Daniel L. Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Lee Cassidy
        Jarvis Lagman